Lillian Augusta, LLC (the "Company") a Michigan Organization

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Lillian Augusta, LLC
Balance Sheet

Balance Sheet	Dec 31, 2023	Dec 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$42,181.81	$17,095.00
Accounts receivable		
Prepaid expenses and other assets		$2,404.00
Total current assets	**$42,181.81**	**$19,499.00**
Property and equipment - net	$0.00	
Total assets	**$42,181.81**	**$19,499.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	**$0.00**
Long-term business loans	$54,475.63	$41,292.00
Other long term liabilities		
Total liabilities	**$54,475.63**	**$41,292.00**
Equity:		
Opening balance equity	$17,094.43	
Net Income	-$29,088.25	-$21,203.00
Member Equity	$0.00	-$21,793.00
Retained Earnings	$0.00	$21,203.00
Total stockholders' equity:	**-$11,993.82**	**-$21,793.00**
Total liabilities and stockholders' equity:	**$42,481.81**	**$19,499.00**

Lillian Augusta, LLC
Income Statement

Income Statement	Year Ended Dec, 2023	Year Ended Dec, 2022
Revenue - net	$195.73	$0.00
Revenue - grants		$0.00
Dividends and Refunds		$88.00
Cost of revenue	$248.66	$0.00
Gross profit/loss	-$52.93	$88.00
Operating expenses	$62,417.18	$21,291.00
Operating profit/loss	-$62,470.11	-$21,203.00
Other income/expense	-$33,381.86	$0.00
Net profit/loss	-$29,088.25	-$21,203.00

Unaudited

Lillian Augusta, LLC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2023	Year Ended Dec, 2022
Cash flows from operating activities	-$29,088.25	-$21,203.00
Cash flows from financing activities	$54,175.63	$0.00
Cash flows from investing activities	$0.00	$0.00
Cash at beginning of period	$17,094.43	
Net increase/decrease in cash	$25,087.38	-$21,203.00
Cash at the end of period	$42,181.81	-$21,203.00

Lillian Augusta, LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	-$21,793.00	$38,997.00
Net profit/loss	-$29,088.25	-$21,203.00
Stock Issued	$17,094.43	$0.00
Preferred Stock Issued	-$7,885.25	-$21,203.00
Ending Balance	-$11,993.82	-$21,793.00

Unaudited

Lillian Augusta, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Lillian Augusta, LLC (the "Company") is an organization formed in March 2020 under the laws of Michigan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. CONVERTIBLE NOTES

The Company issued a convertible note for $25,000 in July 2020. The note has an interest rate of 8%, a discount rate of 15%, and matures December 31, 2025.

5. RELATED PARTY TRANSACTIONS

Throughout 2022 to the present, Jannice Newson, founder of Lillian Augusta, LLC, provided shareholder loans to the company. She provided $16,292 in 2022, $6,975.63 in 2023, and $15,000 in 2024. The loans have an interest rate of 4% and a maturity date of June 2026.

6. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.